October 18, 2016

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Dan Morris

Re:	Eastman Kodak Company

Registration Statement on Form S-3 (File No. 333-213029)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Eastman Kodak Company, a New Jersey corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. EDT on October 20, 2016 or as soon as possible thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eastman Kodak Company ● 343 State Street ● Rochester, NY 14650

Mr. Dan Morris

Securities and Exchange Commission

October 18, 2016

Please do not hesitate to contact the undersigned at (585) 724-4109, Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or John Lawrence of Gibson, Dunn & Crutcher LLP at (212) 351-3862 with any questions or comments with respect to this letter.

Very truly yours,

Eastman Kodak Company

By:	/s/ William G. Love
William G. Love
Treasurer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

John Lawrence, Gibson, Dunn & Crutcher LLP